COOPER TIRE & RUBBER COMPANY

701 Lima Avenue • Findlay, OH 45840

July 13, 2020

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dale Welcome, Senior Accountant

Re:	Cooper Tire & Rubber Company
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 24, 2020
File No. 001-04329

Ladies and Gentlemen:

Cooper Tire & Rubber Company, a Delaware corporation (the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 1, 2020, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2019.

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments in bold before the corresponding response.

Form 10-K for the Fiscal Year Ended December 31, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations Consolidated Results of Operations, page 23

1.

We understand that your product liability expense includes amortization of insurance premium costs, adjustments to settlement reserves, and legal costs incurred in defending claims. Please quantify and disclose the primary factors for the $23 million increase in the product liability expense from 2018 to 2019.

Securities and Exchange Commission

July 13, 2020

Response:

In response to the Staff’s comment, the Company notes that in Footnote 17 to the Consolidated Financial Statements, the Company discloses, in narrative form, the components of the change in the product liability reserve and related expense. Similarly, the Company proposes to expand the disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations in subsequent periodic reports where the Company discusses material changes to its product liability expense. Set forth below, for illustrative purposes only, is an expanded sample disclosure based on the Company’s Annual Report on Form 10-K for the period ended December 31, 2019.

Product liability expense increased $23 million to $40 million in 2019 as compared to 2018. As part of its regular review of product liability reserves, the Company monitors trends that may affect its ultimate liability and analyzes the developments and variables likely to affect pending and anticipated claims against the Company and the reserve for such claims. The Company utilizes claims experience, as well as trends and developments in the litigation climate, in estimating its required accrual.

Based on the review completed in 2019, coupled with normal activity, including the addition of another year of self-insured incidents, net adjustments to product liability reserves were $26 million higher in 2019 compared to 2018. The increase was partially offset by a decline in legal costs related to product liability claims of $3 million in 2019 compared to 2018. Additional information related to the Company’s accounting for product liability costs appears in the Notes to the Consolidated Financial Statements.

Report of Independent Registered Public Accounting Firm, page 79

2.

It appears that your auditor’s report from Ernst & Young LLP does not conform to the format outlined in PCAOB Auditing Standards 3101. Specifically, the auditor’s report does not include the elements of paragraph .09 c-f. Please consult with your auditors and amend your Form 10-K to include an audit opinion that complies with the requirements of PCAOB AS 3101.

Response:

The Company notes the Staff’s comment and will file an amendment with the revised opinion in conformance with PCAOB Auditing Standards 3101, including the elements of paragraph .09c-f.

Securities and Exchange Commission

July 13, 2020

The Company has attached to this letter, as Exhibits A and B, a draft of the Form 10-K/A explanatory note and revised auditor report, which will be filed upon completion of the Staff’s review of the Company’s Annual Report on Form 10-K for the year ended December 31, 2019.

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If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (419) 429-4447.

Very truly yours,

/s/ Christopher J. Eperjesy
Christopher J. Eperjesy
Senior Vice President and Chief Financial Officer

cc:	Kevin Stretzel
Stephen Zamansky, Esq.

Securities and Exchange Commission

July 13, 2020

EXHIBIT A

EXPLANATORY NOTE

Cooper Tire & Rubber Company (the “Company”) is filing this Annual Report on Form 10-K/A, Amendment No. 1 (the “Amendment”) to replace the report of Ernst & Young LLP, our Independent Registered Public Accounting Firm, which appeared on pages 79-80 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 filed on February 24, 2020 (the “Original Report”). The report of Ernst & Young LLP previously incorrectly excluded language required to conform to PCAOB Auditing Standards 3101, resulting from a clerical error. The report of Ernst & Young LLP, as replaced in the Amendment, does not modify the unqualified opinion previously expressed in the Original Report. Pursuant to Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended, we have repeated the entire text of Item 8 and Item 15 of the Form 10-K in this Amendment, however, there have been no changes to such items other than to replace the report of Ernst & Young LLP as described above.

Except as expressly set forth above, the Amendment does not, and does not purport to, amend, update or restate the information in any other item in the Original Report or reflect any events that have occurred after the filing of the Original Report. Accordingly, the Amendment should be read in conjunction with the Original Report and the Company’s other filings with the SEC subsequent to the filing of the Original Report.

Securities and Exchange Commission

July 13, 2020

EXHIBIT B

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Cooper Tire & Rubber Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cooper Tire & Rubber Company (the Company) as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and financial statement schedules listed in the Index at Item 15(a)(2) (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 24, 2020 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Securities and Exchange Commission

July 13, 2020

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Product liability
Description of the matter

As described in Notes 1 and 17, the Company is a defendant in various product liability claims brought in numerous jurisdictions in which individuals seek damages resulting from motor vehicle accidents allegedly caused by defective tires manufactured by the Company. The Company accrues costs for product liability at the time a loss is probable and the amount of loss can be estimated. Each product liability claim is evaluated based on its specific facts and circumstances, and a judgment is then made to determine the requirement for establishment or revision of an accrual for any potential liability. An accrual for unasserted claims or for premature claims is based, in part, on management’s expectations for future litigation activity and the settled claims history. The Company periodically reviews such estimates, and any adjustments for changes in reserves are recorded in the period in which the change in estimate occurs. At December 31, 2019, the Company’s product liability reserve balance totaled $117 million.

Auditing management’s estimate of loss contingencies arising from product liability claims was complex and included evaluating the likelihood and amount of loss for asserted and unasserted claims, which are subjective and require significant judgment.

How we addressed the matter in our audit	We evaluated the design and tested the operating effectiveness of internal controls over the Company’s identification and evaluation of product liability claims, including the reserve on unasserted claims, including management’s review of the estimation model used to establish the best estimate of the required reserve, and the data inputs used in the estimation model.

Securities and Exchange Commission

July 13, 2020

Our audit procedures to test the adequacy and completeness of management’s assessment of the probability of loss included, among others, reviews of legal correspondence related to claims identified by management, reviews of confirmation letters obtained from internal and external legal counsel, inquiries of internal and external legal counsel to discuss asserted and known unasserted claims, and review of written representations obtained from the Company. In order to test the measurement of the product liability litigation reserve, we evaluated the Company’s estimation model used to establish the reserve for claims, asserted and unasserted, and tested the accuracy and completeness of the data used in management’s estimation model. In addition, we performed sensitivity analyses over management’s estimated range of losses in order to evaluate the magnitude of potential impact on the liability resulting from changes in assumptions. Lastly, we assessed the competency of management’s estimation model by performing hindsight analyses to assess the adequacy of prior estimates.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 1942.

Toledo, Ohio

February 24, 2020